Exhibit 77-Q1

Reorganization of Armstrong Associates, Inc.:  On May 10, 2013, the LKCM Equity Fund and Armstrong Associates, Inc. (“Armstrong”) consummated the transactions contemplated by the agreement and plan or reorganization and dissolution between Armstrong and the Trust, on behalf of the LKCM Equity Fund (the “Plan”).  Pursuant to the Plan, Armstrong transferred all of its assets to the LKCM Equity Fund, and the LKCM Equity Fund assumed all of the liabilities of Armstrong, in exchange solely for Institutional Class shares of the LKCM Equity Fund, following which Armstrong distributed those LKCM Equity Fund shares pro rata to its shareholders and dissolved.